SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G
(Rule 13-d-102)

(Amendment No. _)

Valley Forge Composite Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

919639104

(CUSIP Number of Class of Securities)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

CUSIP No. 919639104

1)	Name of Reporting Person
MKM Opportunity Master Fund, Ltd.
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
0
	6)	Shared Voting Power
5,869,252 Shares*
	7)	Sole Dispositive Power:
0
	8)	Shared Dispositive Power
5,869,252 Shares*
9	Aggregate Amount Beneficially Owned By Each Reporting Person:
5,869,252 Shares*
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)
11	Percent of Class Represented by Amount in Row (9):
9.99%
12	Type of Reporting Person (See Instructions): CO

* Seem Item 4 - Ownership.

CUSIP No. 919639104

1)	Name of Reporting Person
MKM Capital Advisors, LLC
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
0
	6)	Shared Voting Power
5,869,252 Shares*
	7)	Sole Dispositive Power:
0
	8)	Shared Dispositive Power
5,869,252 Shares*
9	Aggregate Amount Beneficially Owned By Each Reporting Person:
5,869,252 Shares*
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)
11	Percent of Class Represented by Amount in Row (9):
9.99%
12	Type of Reporting Person (See Instructions): IA

* Seem Item 4 - Ownership.

CUSIP No. 919639104

1)	Name of Reporting Person
David Skriloff
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: United States

NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
0
	6)	Shared Voting Power
5,869,252 Shares*
	7)	Sole Dispositive Power:
0
	8)	Shared Dispositive Power
5,869,252 Shares*
9	Aggregate Amount Beneficially Owned By Each Reporting Person:
5,869,252 Shares*
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)
11	Percent of Class Represented by Amount in Row (9):
9.99%
12	Type of Reporting Person (See Instructions): IN

* Seem Item 4 - Ownership.

ITEM 1	(a). Name of Issuer:

Valley Forge Composite Technologies, Inc. (the “Issuer”)
ITEM 1	(b). Address of Issuer's Principal Executive Offices:

50 E River Center Blvd, Suite 820
Covington, Kentucky 41011
ITEM 2	(a). Names of Persons Filing:

MKM Opportunity Master Fund, Ltd.
MKM Capital Advisors, LLC
David Skriloff
ITEM 2	(b). Address of Principal Business Office Or, If None, Residence:

The business address of the Reporting Persons is:

c/o MKM Capital Advisors, LLC
644 Broadway, 4th Floor,
New York, NY 10012
ITEM 2	(c). Citizenship:

MKM Opportunity Master Fund, Ltd. - Cayman Islands
MKM Capital Advisors, LLC - Delaware
David Skriloff - United States
ITEM 2	(d). Title of Class of Securities:

Common Stock, $.001 par value (the “Common Stock”)
ITEM 2	(e). CUSIP Number: 919639104
ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐	Broker or dealer registered under Section 15 of the Act.

☐	Bank as defined in Section 3(a)(6) of the Act.

☐	Insurance company as defined in Section 3(a)(19) of the Act.

☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.	Ownership:

(a) Amount beneficially owned by all reporting persons: 5,869,252 Shares

(b) Percent of class: 9.99% of Common Stock.

(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
5,869,252 Shares
(iii) sole power to dispose or to direct the disposition:
0
(iv) shared power to dispose or to direct the disposition:
5,869,252 Shares

Explanatory Note:

MKM Opportunity Master Fund, Ltd. is the record owner of (i) two Senior Secured Convertible Notes of the Issuer (the “Notes”), which are together convertible into 2,857,144 shares of Common Stock of the Issuer, and (ii) warrants (the “Warrants”) exercisable for up to 3,575,239 shares of Common Stock. The Notes and Warrants include a limitation on conversion or exercise, which provides that at no time will MKM Opportunity Master Fund, Ltd. be entitled to convert any portion of the Notes or exercise any number of Warrants that would result in the beneficial ownership by MKM Opportunity Master Fund, Ltd. of more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the "9.99% Limitation"). As such, but for the 9.99% Limitation, MKM Opportunity Master Fund, Ltd. would be able to convert the Notes and exercise the Warrants for a total of 6,432,389 shares of Common Stock (or approximately 10.8% of the outstanding Common Stock as of this date). For purposes of determining the percentages reported in this Schedule 13G, MKM Opportunity Master Fund, Ltd. utilized 52,882,016 shares as the Issuer's total number of outstanding shares of Common Stock (as reported in the Securities Purchase Agreement, dated as of September 29, 2008, between the Issuer and MKM Opportunity Master Fund, Ltd. and the other investors listed therein, attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 30, 2008).

For purposes of this Schedule 13G, the total number of shares reported as beneficially owned by the Reporting Persons is 5,869,252 shares, which is the maximum number of shares of the Issuer's Common Stock beneficially owned by MKM Opportunity Master Fund, Ltd. in accordance with the 9.99% Limitation.

MKM Capital Advisors, LLC serves as investment manager to MKM Opportunity Master Fund, Ltd., and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity Master Fund, Ltd. David Skriloff is the managing member of MKM Capital Advisors, LLC and the portfolio manager of MKM Opportunity Master Fund, Ltd., and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity Master Fund, Ltd. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

ITEM 5.	Ownership of five percent or less of a class.

Not applicable.
ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.
ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.
ITEM 8.	Identification and classification of members of the group.

Not applicable.
ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008
MKM OPPORTUNITY MASTER FUND, LTD.
	By:	/s/ David Skriloff
David Skriloff, Portfolio Manager

MKM CAPITAL ADVISORS, LLC

	By:	/s/ David Skriloff
David Skriloff, Managing Member

/s/ David Skriloff
David Skriloff, Individually

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $.001 par value, of Valley Forge Composite Technologies, Inc., a Florida corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: October 8, 2008
MKM OPPORTUNITY MASTER FUND, LTD.
	By:	/s/ David Skriloff
David Skriloff, Portfolio Manager

MKM CAPITAL ADVISORS, LLC

	By:	/s/ David Skriloff
David Skriloff, Managing Member

/s/ David Skriloff
David Skriloff, Individually